

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
25821 Industrial Blvd., Suite 100
Hayward, CA 94545

> **Re: Tivic Health Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2022**
> **File No. 333-268010**

Dear Jennifer Ernst:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Roger Rappoport, Esq.